Exhibit 99.1

NLS Pharmaceutics Announces Positive Safety Data From In Vitro CYP450 and Transporter
Mediated Drug-Drug Interaction Studies of Mazindol

●	Very low risk for drug-drug interactions (DDI) with Mazindol ER based upon results from in vitro metabolism and transporter studies

●	Demonstrated pharmacological differentiation versus currently available medications used to treat narcolepsy which can have significant DDI effects preventing co-administration or requiring dose adjustments

Zürich, Switzerland, June 14, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced positive data from five recently completed in vitro drug-drug interaction studies investigating the potential for DDI of mazindol, a triple monoamine reuptake inhibitor and partial orexin-2 agonist, as well as its hydrolyzed metabolite (M6). Typical DDI studies include Cytochrome P450 (CYP), UDP glucuronosyltransferase (UGT) and transporter inhibition and induction studies to evaluate whether mazindol affects the pharmacokinetic (PK) effect of other drugs (mazindol as a “perpetrator”). In addition, in vitro studies are conducted with CYP and transporter substrates to evaluate whether other drugs can affect mazindol PK (mazindol as a “victim”).

Following U.S. Food and Drug Administration (FDA) guidelines, the in vitro DDI studies were designed to evaluate the drug interaction potential across a wide range of metabolic enzymes and transporters when co-administered with mazindol. The mazindol in vitro studies examined the following:

o	CYP Inhibition in Human Liver Microsomes

o	CYP Induction in Cultured Human Hepatocytes

o	CYP and UGT Reaction Phenotyping

o	UGT Inhibition in Human Liver Microsomes

o	ATP-binding case (ABC) and solute carrier (SLC) Transporter Inhibition and Substrate Potential in Cells and Vesicles

Results of the in vitro perpetrator studies showed that mazindol and its hydrolysis metabolite do not have the potential to inhibit or induce the metabolism/transport of concomitant medications. Based on these in vitro data, it can be concluded that mazindol and the hydrolysis metabolite are not inhibitors of CYPs, UGTs, or transporters (including P-glycoprotein, breast cancer resistance protein [BCRP], organic anion transporter [OAT]1, OAT3 and organic cation transporter [OCT]2 and mazindol does not induce metabolism. Therefore, mazindol does not affect the PK of concomitant medications.

Results of the in vitro victim studies showed that mazindol is not metabolized by CYPs or UGTs and is not transported by BCRP, OAT1, OAT3 and OCT2. Only the hydrolysis metabolite (but not mazindol) is a P-glycoprotein (Pgp) substrate; thus a clinical DDI study of mazindol is planned to quantify the potential for an increase in the hydrolyzed metabolite (M6) exposure in the presence of a Pgp inhibitor (e.g., Itraconazole). Otherwise, concomitant medications are not expected to affect the PK of mazindol.

“We are pleased to have seen these positive results from our DDI in vitro study with mazindol, which further demonstrated its differentiated pharmacological and safety profile. This latest set of data reinforce that mazindol may have the potential to provide an advantage over other current treatments for patients with narcolepsy taking multiple drugs, including hormonal contraceptives, proton-pump inhibitors and anti-epileptic drugs, who are at higher risk of experiencing adverse drug interactions or even discontinuation of their medications due to those interactions,” said George Apostol, MD, MS, Chief Medical Officer of NLS. “Based on these data, once-daily Mazindol ER shows potential to meet yet another unmet need of the narcolepsy patients, in addition to its strong efficacy, fast onset of action, well demonstrated long-term safety profile, low scheduling and its unique mechanism of actions.”

Alex Zwyer, Chief Executive Officer added, “Discussions with both physicians as well as patient advocacy groups at SLEEP 2023, the annual meeting of the American Academy of Sleep Medicine (AASM) and the Sleep Research Society (SRS), held on June 3 - 7, 2023, in Indianapolis, reinforced the importance a mazindol’s DDI drug profile to realize an unmet need for patients.”

Beginning in July 2023, NLS will initiate the AMAZE development program for Mazindol ER, consisting of two pivotal Phase 3, randomized, double-blind, placebo-controlled, multicenter studies in the U.S. designed to assess the safety and efficacy of mazindol in patients with narcolepsy type 1 (NT1) compared to placebo. These two studies will enroll a total of 100 NT1 patients. Mazindol ER will be administered at fixed doses of 3 mg once daily for a total of eight weeks. A 52-week open-label extension will further evaluate the long-term safety and tolerability of Mazindol ER in NT1 patients. Topline data from the double-blind studies are expected in late 2024.

About DDI in vitro studies

DDI studies are a standard and necessary step required by the FDA and other regulatory agencies globally for approving a new drug to market. DDI studies help identify potential adverse reactions that may be caused by interactions between multiple drugs, leading to unintended reactions, toxic side effects, or in some cases, a lack of therapeutic efficacy. With the rise in polypharmacy to treat comorbidities, alongside prevalent substance abuse, drug-drug interactions have become a critical factor to consider when treating narcolepsy. Approximately 50% of prescribed drugs currently on the market are known to cause drug interactions with CYP3A4 inhibitors and can lead to side effects. Findings from DDI studies help to inform drug labeling that is then used by healthcare providers to aid in therapeutic decision-making. Currently available medications used to treat narcolepsy can have significant DDI effects which prevent co-administration or require dose adjustments of drugs like hormonal contraceptives, proton-pump inhibitors or anti-epileptic drugs.

About Mazindol ER

The Company’s lead product candidate, Mazindol ER, is a proprietary extended-release formulation of mazindol and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the FDA and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Mazindol ER in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Mazindol ER in adult patients suffering from Attention Deficit/Hyperactivity Disorder (ADHD). The study met all primary and secondary endpoints and well-tolerated. Mazindol ER has received ODD both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. The Phase 3 program for Mazindol ER, AMAZE, will commence in July 2023. More information on these studies can be found at https://amaze.nlspharma.com/ or www.clinicaltrials.gov.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of Mazindol ER and the timing and expected format of the AMAZE Phase 3 clinical program. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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